The Dayton Power and Light Company

(d/b/a AES Ohio)

1065 Woodman Drive

Dayton, Ohio 45432

December 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Dayton Power and Light Company (d/b/a AES Ohio)
Registration Statement on Form S-4
File No. 333-291976

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Dayton Power and Light Company, which does business as AES Ohio (the “Company”), hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m. (EDT) on Friday, December 12, 2025, or as soon thereafter as practicable.

Very truly yours,

The Dayton Power and Light Company (d/b/a AES Ohio)

By:	/s/ Brian Hylander
Name:	Brian Hylander
Title:	Vice President, General Counsel and Secretary

cc:	Richard D. Truesdell, Jr.
Jenna M. Godfrey
Davis Polk & Wardwell LLP